Exhibit 99.1

For immediate release
RR Media Reports Record Revenues of
$140.3 Million for the Full-Year 2015
- - -
4Q 2015 revenues increased 19% to $39 million
- - -
GAAP EPS for 4Q 2015 of $0.20 per diluted share,
compared to $0.09 per diluted share for 4Q 2014
- - -
Pending merger with SES Platform Services expected to be completed during Q2/Q3 2016

Airport City Business Park, Israel (March 2, 2016) - RR Media (NASDAQ: RRM), a leading provider of global digital media services to the broadcast and media industries, today announced financial results for the fourth quarter and year ended December 31, 2015.

Avi Cohen, CEO of RR Media, commented, “In 2015, we significantly scaled our business by expanding our service offerings including the introduction of our unique service platform – solaRR and entering new territories.  We are already seeing the benefits of this expansion reflected in our full year financial results, with record revenues of $140 million and Adjusted EBITDA of $18.5 million. As a result, we generated $19.7 million in cash for the year, finishing the period with $18.8 million in cash and cash equivalents, providing a solid foundation from which to fuel future growth.”

Mr. Cohen continued, “The fourth quarter saw nearly the full financial benefit of the Satlink and ESS acquisitions, including improved margins, as we completed the integration of both companies during the quarter within the expected time frame. These acquisitions complement the investments we made in our proprietary technologies.”

"We are receiving positive market feedback for solaRR, our virtualized and scalable open services platform launched in 2015, which positions us as a first-class provider of a wide range of digital media services provided on premises as well as in the cloud. To augment this, we expanded our solaRR capabilities with the launch of solaRR Active which caters to the fast-growing sports market, a key focus area for RR Media. This revolutionary technology platform not only further distinguishes us from our competition,  but also positions us to better service upper-tier customers, thereby generating higher volume orders and better margins. In the fourth quarter, two of these upper-tier customers started using solaRR. As a result of our new capabilities and increased market presence, we are attracting a greater number of larger customers, which provide even greater growth opportunities.”

“Our recently announced merger with SES Platform Services highlights the value we have built in our business by providing RR Media shareholders a 52% premium to the share price prior to announcing the agreement.  We expect to complete the merger during Q2/Q3 2016,” concluded Mr. Cohen.

Fourth Quarter 2015 Highlights
•	Partnered with Pi Telecom to provide a new value-added online sports platform for sports organizations
•	Unveiled solaRR Active, a customized sports media service platform, which enables sports organizations to maximize exposure and increase revenues through a full range of media services
•	Integration of Satlink Communications and ESS completed and expected to positively impact margins in 2016
•	Strong positive cash flows from operations of $9.3 million, compared to $2.7 million in Q4 2014
•	Repaid $0.75 million of debt under the credit facilities this quarter, strengthening the balance sheet by reducing total debt to $13.5 million
•	Board declared a cash dividend of $0.07 per share, an aggregate amount of approximately $1.2 million, representing an annual dividend yield of 3.3%

(In Thousands)	Q4 2015			Q4 2014
	Content Mgmt. & Distribution Services	MSS	Total	Content Mgmt. & Distribution Services	MSS	Total
Revenues	$35,990	$3,039	$39,029	$29,913	$2,889	$32,802
Gross profit	$9,094	$401	$9,495	$7,559	$304	$7,863
Gross margin	25.3%	13.2%	24.3%	25.3%	10.5%	24.0%

Fourth Quarter Financial Results

Revenues for the fourth quarter of 2015 were $39.0 million, an increase of 19.0% compared with $32.8 million in the fourth quarter of 2014. Revenues for the fourth quarter of 2015 benefited from the recently acquired businesses, ESS and Satlink Communications.

The Company reported $36 million of Content Management and Distribution Services revenue, excluding non-core revenue from MSS, an increase of 20% from $29.9 million in the fourth quarter last year. The Company reported $3.0 million of Mobile Satellite Services (“MSS”) revenue, up from $2.9 million in the fourth quarter in the prior year.

Gross profit for the fourth quarter of 2015 was $9.5 million compared to $7.9 million for the fourth quarter of 2014.  Gross margin for the fourth quarter of 2015 remained relatively flat at 24% compared to the fourth quarter of 2014. Gross margin for Content Management and Distribution Services remained flat at 25.3% compared to the same period last year, despite the contributions of Satlink and ESS, which historically have lower gross margins.

Net income attributable to shareholders for the fourth quarter of 2015 was $3.6 million, or $0.20 per fully diluted share, compared to $1.5 million, or $0.09 per fully diluted share, for the same period of 2014.

Adjusted EBITDA for the fourth quarter of 2015 was $6.1 million compared to $4.3 million in the fourth quarter of 2014. Adjusted EBITDA for the fourth quarter of 2015 and 2014 excludes non-cash equity-based compensation charge, amortization of acquired intangible assets, cost of sales related changes in fair value of currency conversion derivatives, acquisition related expenses and amortization of acquisition related prepaid compensation expenses, contingent consideration in respect of acquisition; and include the impact of fluctuations in foreign currency exchange rates.

Cash, cash equivalents and marketable securities as of December 31, 2015 was $18.8 million, compared with$22 million as of December 31, 2014. This reduction in cash reflects the acquisitions of Satlink Communications and ESS earlier in the year.

Full Year Financial Results

Revenues for the full year 2015 were $140.3 million, an increase of 6.9% compared with $131.2 million in the year 2014. Revenues for the full year of 2015 benefited from the acquisitions of ESS, which was completed on April 29, 2015, and acquisition of Satlink Communications which was completed on June 5, 2015.

The Company reported $128.1 million of Content Management and Distribution Services revenue, excluding non-core revenue from MSS, an increase of 6.9% from $119.8 million in the prior year period. The Company reported $12.3 million of Mobile Satellite Services (“MSS”) revenue, up from $11.5 million in the year 2014.

Gross profit for the full year 2015 was $32.2 million compared to $30.1 million for the full year 2014.  Gross margin for the full year 2015 remained flat year over year at 22.9%.

Net income attributable to shareholders for the full year 2015 was $7.8 million, or $0.44 per fully diluted share, compared to $5.1 million, or $0.29 per fully diluted share, for the same period of 2014.

Adjusted EBITDA for the full year 2015 was $18.5 million compared to $17.2 million in the full year 2014. Adjusted EBITDA for the years 2015 and 2014 excludes non-cash equity-based compensation charge, amortization of acquired intangible assets, cost of sales related changes in fair value of currency conversion derivatives, acquisition related expenses and amortization of acquisition related prepaid compensation expenses, contingent consideration in respect of acquisition; and include the impact of fluctuations in foreign currency exchange rates.

Backlog to be delivered in the next 12 months as of December 31, 2015 remained flat at $101 million compared with $104 million in September 30, 2015. Total back log is at $244 million.

Quarterly Dividend

In accordance with the Company’s dividend policy, the Board of Directors declared a cash dividend in the amount of $0.07 per ordinary share and in the aggregate amount of approximately $1.2 million, representing an annual dividend yield of 3.3%. The dividend is payable on March 30, 2016 to all of the Company's shareholders of record at the end of the trading day on NASDAQ on March 14, 2016.

Merge with SES Platform Services
On February 26, 2016, RR Media announced that it has agreed to be acquired by SES (NYSE Euronext Paris and Luxembourg Stock Exchange: SESG) and will merge its activities with SES Platform Services (“SES PS”) to form a new world-leading provider of media solutions.

SES will acquire a 100% ownership of RR Media, paying $13.291 per share, or a 52% premium to the closing price of the Company’s shares on February 25, 2016. This corresponds to an Enterprise Value of $242 million. The acquisition of RR Media by SES S.A. has been approved by the Boards of Directors of both companies, and is subject, among others, to regulatory approvals and the approval by the general meeting of shareholders of RR Media, which are expected to be completed in the second or third quarter of 2016.

Once the transaction is completed, RR Media and SES PS will join forces to create a new, stand-alone world-leading media services provider. The new organisation will offer full continuity and enhanced service to SES PS and RR Media’s existing customers.

Conference Call Cancelled
In light of the pending merger with SES PS, RR Media has cancelled the conference call to discuss its fourth quarter 2015 results and the outlook for its business.

About RR Media

RR Media (NASDAQ: RRM) works in partnership with the world’s leading media players to transform content into valuable media assets. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the Internet; content management and channel origination; sports, news & live events; and online video services. RR Media provides scalable, converged digital media services to more than 1,000 broadcasters, content owners, sports leagues and right holders. Every day, the company manages and delivers over 24,000 hours of broadcast content, over 4,000 hours of online video and VOD content and over 350 hours of premium sports and live events. The company delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements about the expected timing of the transaction, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about RR Media’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including (1) RR Media may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed transaction; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the ability to recognize benefits of the proposed transaction; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; (6) impact of the transaction on relationships with customers, distributors and suppliers and (7) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all, as well as the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2014 and our Current Reports on Form 6-K.

ADDITIONAL INFORMATION

In connection with the proposed transaction, RR Media intends to mail a proxy statement to its shareholders and furnish a copy of the proxy statement with the SEC on Form 6-K. Shareholders of RR Media are urged to read the proxy statement and the other relevant material when they become available because they will contain important information about RR Media, SES, the proposed transaction and related matters. Shareholders are urged to carefully read the proxy statement and other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. The proxy statement (when available) may be obtained for free at the SEC's website at www.sec.gov. In addition, the proxy statement will be available, without charge, at RR Media's website at www.rrmedia.com.

This press release is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell shares of RR Media.

Company Contact:
Shmulik Koren, CFO
Tel: +972 3 928 0777
Email: investors@rrmedia.com

Investor Contact:
KCSA Strategic Communications
Garth Russell / Elizabeth Barker
Tel: 212-896-1250 / 212-896-1203
Email: rrmedia@kcsa.com

RR Media Ltd

Interim Condensed Consolidated Statements of Income

In thousands, except share data

	Three months ended		Twelve months ended
	December 31	December 31	December 31	December 31
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Content Mgmt. & distribution services	35,990	29,913	128,093	119,750
Mobile satellite services	3,039	2,889	12,252	11,476
Total revenues	$39,029	$32,802	$140,345	$131,226

Cost of revenues
Content Mgmt. & distribution services	26,896	22,354	97,462	91,215
Mobile satellite services	2,638	2,585	10,719	9,961
Total cost of revenues	$29,534	$24,939	$108,181	$101,176

Gross profit	$9,495	$7,863	$32,164	$30,050

Operating expenses

Sales and marketing	3,763	3,671	15,032	13,329
General and administrative	2,511	1,846	9,575	9,308
Other expenses (income)	(599)	236	(1,749)	236

Total operating expenses	$5,675	$5,753	$22,858	$22,873

Operating income	$3,820	$2,110	$9,306	$7,177

Financial expenses, net and other	(464)	(180)	(1,137)	(541)

Income before taxes on income	$3,356	$1,930	$8,169	$6,636

Income taxes	(271)	373	383	1,581

Net income	$3,627	$1,557	7,786	$5,055

Net loss attributable to non- controlling interest	16	46	(22)	(95)
Net income attributable to shareholders	$3,611	$1,511	$7,808	$5,150

Earnings per ordinary share attributable to shareholders

Basic earnings per share	$0.21	$0.09	$0.45	$0.30

Diluted earnings per share	$0.20	$0.09	$0.44	$0.29

Weighted average number of shares used to compute

Basic earnings per share	17,401,659	17,387,477	17,401,264	17,365,608

Diluted earnings per share	17,817,126	17,706,736	17,711,095	17,671,975

RR Media Ltd

Reconciliation of GAAP to Non-GAAP Financial Information

In thousands

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Net Income to Non-GAAP Net Income:

GAAP Net income attributable to shareholders	$3,611	$1,511	$7,808	$5,150
Adjustments to reconcile GAAP net income
to non-GAAP net income:
Non-cash equity-based compensation charge	148	173	686	694
Amortization of acquired intangible assets	222	155	906	671
Changes in fair value of currency conversion derivatives		(130)		(345)
Acquisition related expenses	901	-	1,801	-
Amortization of acquisition related prepaid
compensation expenses	20	42	146	168
Reorganization expenses		236		236
Capital Loss	35	-	35	-
Contingent consideration in respect of acquisition	(1,500)	(270)	(3,550)	(270)
Income tax effect of non-GAAP adjustments	(189)	(25)	(121)	(160)

Non-GAAP net income attributable to shareholders	$3,248	$1,692	$7,711	$6,144

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Operating Income to Non-GAAP operating income:

Operating income	$3,820	$2,110	$9,306	$7,177
Adjustments to reconcile GAAP operating
income to Non-GAAP operating income:
Non-cash equity-based compensation charge	148	173	686	694
Amortization of acquired intangible assets	222	155	906	671
Cost of sales related changes in fair value of
currency conversion derivatives		(5)		(239)
Acquisition related expenses	901	-	1,801	-
Reorganization expenses		236		236
Contingent consideration in respect of acquisition	(1,500)	(530)	(3,550)	(530)
Amortization of acquisition related prepaid
compensation expenses	20	42	146	168

Non-GAAP Operating income	$3,611	$2,181	$9,295	$8,177

RR Media Ltd
Reconciliation of GAAP to Non-GAAP Financial Information

In thousands

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Operating Income to EBITDA:

Operating income	$3,820	$2,110	$9,306	$7,177
Adjustments to reconcile GAAP Operating
Income to EBITDA:
Non-cash equity-based compensation charge	148	173	686	694
Depreciation and amortization	2,735	2,294	10,143	9,675
Cost of sales related changes in fair value of
currency conversion derivatives	-	(5)		(239)
Acquisition related expenses	901	-	1,801	-
Amortization of acquisition related prepaid compensation expenses	20	42	146	168

EBITDA	$7,624	$4,614	$22,082	$17,475

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of Non-GAAP Operating Income to adjusted EBITDA:

Non-GAAP Operating income	$3,611	$2,181	$9,295	$8,177
Adjustments to reconcile Non-GAAP operating
income to Adjusted EBITDA:
Depreciation and amortization	2,513	2,139	9,237	9,004

Adjusted EBITDA	$6,124	$4,320	$18,532	$17,181

RR Media Ltd

Interim Condensed Consolidated Statements of Income (Non-GAAP results)

In thousands, except share data

	Three months ended		Twelve months ended
	December 31	December 31	December 31	December 31
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Content Mgmt. & distribution services	35,990	29,913	128,093	119,750
Mobile satellite services	3,039	2,889	12,252	11,476
Total revenues	$39,029	$32,802	$140,345	$131,226

Cost of revenues
Content Mgmt. & distribution services	26,883	22,345	97,400	91,397
Mobile satellite services	2,638	2,585	10,719	9,961
Cost of revenues	$29,521	$24,930	$108,119	$101,358

Gross profit	$9,508	$7,872	$32,226	$29,868

Operating expenses

Sales and marketing	3,493	3,454	13,861	12,416
General and administrative	2,404	2,237	9,070	9,275

Total operating expenses	$5,897	$5,691	$22,931	$21,691

Operating income	$3,611	$2,181	$9,295	$8,177

Financial income
(expenses), net	(429)	(45)	(1,102)	(387)

Income before taxes on income	$3,182	$2,136	$8,193	$7,790

Income taxes	(82)	398	504	1,741

Net income	$3,264	$1,738	$7,689	$6,049

Net loss attributable to non- controlling interest	16	46	(22)	(95)
Net income attributable to shareholders	$3,248	$1,692	7,711	$6,144

Earnings per ordinary share attributable to shareholders

Basic earnings per share	$0.19	$0.10	$0.44	$0.35

Diluted earnings per share	$0.18	$0.10	$0.43	$0.35

Weighted average number of shares used to compute

Basic earnings per share	17,401,659	17,387,477	17,401,264	17,365,608

Diluted earnings per share	17,817,126	17,706,736	17,711,095	17,671,975

RR Media Ltd

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	December 31	December 31
	2015	2014
	(unaudited)	(unaudited)
Current assets
Cash and cash equivalents	18,762	$13,001
Marketable securities and short term investments	-	8,970
Accounts receivable (net of provision for doubtful accounts of $4,361 and $6,938 and as of December 31, 2015 and December 31, 2014, respectively)	29,795	23,457
Other receivable	3,999	2,343
Deferred taxes	1,888	2,038
Prepaid expenses	3,831	2,839

Total current assets	58,275	52,648

Long-term prepaid expenses	2,535	3,156
Long-term land lease prepaid expenses	7,299	7,380
Assets held for employee severance payments	1,962	1,892
Fixed assets, net	54,122	45,669
Goodwill	30,044	11,286
Intangible assets, net	9,616	5,528

Total long term assets	105,578	74,911

Total assets	163,853	$127,559

RR Media Ltd

Interim Condensed Consolidated Balance Sheets (cont’d)

	December 31	December 31
	2015	2014
	(unaudited)	(unaudited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$30,584	$18,414
Other	6,819	5,482
Current maturities of long term loan and short term credit	3,009	-
Deferred income	11,483	4,867

Total current liabilities	51,895	28,763

Long-term liabilities
Deferred income	8,151	7,714
Long term loans	10,500	-
Liabilities in respect of employee severance payments and others	3,419	2,993
Contingent consideration in respect of acquisition	422	3,550
Deferred taxes	4,398	3,702

Total long-term liabilities	26,890	17,959

Total liabilities	78,785	46,722

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (27,000,000 authorized as of December 31, 2015, abd December 31, 2014. 17,399,939 shares issued and fully paid as of December 31, 2015 17,392,072 shares issued and fully paid as of December 31, 2014	41	40
Additional paid in capital	56,030	54,572
Retained earnings	30,338	27,400
Treasury stock	(146)	(146)
Accumulated other comprehensive income (loss)	(1,078)	(934)

Total shareholders’ equity	85,185	80,932

Non – controlling interest	(117)	(95)

Total equity	85,068	80,837

Total liabilities and equity	$163,853	$127,559

RR Media Ltd

Interim Condensed Consolidated Statements of Cash Flows

In thousands

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$3,627	$1,557	$7,786	$5,055

Adjustments required to reconcile net income to net cash provided by operating activities	1,892	2,527	9,456	11,449

Changes in assets and liabilities	3,829	(1,376)	2,449	(6,011)

Net cash provided by operating activities	9,348	2,708	19,691	10,493

Cash flows from investing activities
Purchase of fixed assets and intangible assets	(2,224)	(2,183)	(9,831)	(8,389)
Acquisitions of subsidiaries, net of cash acquired	-	-	(20,726)	-
Other investing activities	-	289	9,100	1,261
Net cash used in investing activities	(2,224)	(1,894)	(21,457)	(7,128)

Cash flows from financing activities
Dividend paid	(1,218)	(1,218)	(4,870)	(3,473)
Proceeds for long term loan	-	-	15,000	-
Purchase of treasury stock	-	(146)	-	(146)
Loan payment	(750)	-	(1,500)	-
Bank net credit	(471)	-	(595)	-
Net cash used in financing activities	(2,439)	(1,364)	8,035	(3,619)

Translation adjustment on cash and cash equivalents	(196)	(782)	(508)	(910)

Increase (decrease) in cash and cash Equivalents	4,490	(1,332)	5,761	(1,164)

Balance of cash and cash equivalents at beginning of period	14,272	14,333	13,001	14,165

Balance of cash and cash equivalents at end of period	$18,762	$13,001	$18,762	$13,001